[redacted]

SECU 13026211 SION



11/29/13

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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| SEC FILE NUMBER |
|---|
| ~~8-01-15260~~ 8-17742 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2012 AND ENDING September 30, 2013
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1214 East Green Street, Suite 104
(No. and Street)

Pasadena, California 91106
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott W. Hood 626.796.6622
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 450 Encino, California 91436
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

K 4/19

## OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President & CEO

Title

Subscribed and sworn to on October 17, 2013

Notary Public

NANCY L. [illegible]
Commission # 2[illegible]14
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST WILSHIRE SECURITIES, INC.

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2013

**LICHTER, YU AND ASSOCIATES**
**CERTIFIED PUBLIC ACCOUNTANTS**

**16133 VENTURA BLVD., SUITE 450**
**ENCINO, CALIFORNIA 91436**
**TEL (818)789-0265 FAX (818) 789-3949**


# INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities, Inc.
Pasadena, California

## Report on the Financial Statements

We have audited the accompanying financial statements of First Wilshire Securities, Inc., a California corporation, which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities, Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

November 13, 2013
Encino, California

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2013**

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | 157,633 |
| Receivable from brokers and dealers | | 82,069 |
| Investments | | 69,675 |
| Total Assets | $ | 309,377 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable | $ | 26,570 |
| Income tax payable | | 126,372 |
| Accrued expenses | | 12,220 |
| Total Current Liabilities | | 165,162 |
| Stockholder's Equity | | |
| Common stock, 10,000 shares authorized and 5,000 shares issued and outstanding, $3 par value | | 15,000 |
| Additional paid in capital | | 230,468 |
| Accumulated deficit | | (101,253) |
| Total Stockholder's Equity | | 144,215 |
| Total Liabilities and Stockholder's Equity | $ | 309,377 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013**

| | |
|---|---|
| Revenue | |
| Commissions and fees | $ 927,251 |
| Total Revenue | 927,251 |
| Expense | |
| Salaries, payroll taxes and benefits | 93,717 |
| Operating expenses | 315,271 |
| Professional services | 9,500 |
| Clearing charges | 157,567 |
| Other expenses | 28,830 |
| Total Expense | 604,885 |
| Income from Operations | 322,365 |
| Total Other Income | |
| Dividend income | 98 |
| Unrealized investment gain | 1,567 |
| Total Other Income | 1,665 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 324,030 |
| Income tax provision | 126,372 |
| NET INCOME | $ 197,658 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 197,658 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Unrealized gain | | (1,567) |
| Income tax paid by shareholder | | 6,602 |
| Decrease in receivable from Brokers and Dealers | | (17,210) |
| Decrease in accounts payable | | (6,098) |
| Increase in income tax payable | | 119,770 |
| Increase in accrued expenses | | 7,720 |
| Total Adjustments | | 109,217 |
| Net cash provided by operations | | 306,875 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Shareholder distribution | | (320,000) |
| Net cash used in financing activities | | (320,000) |
| Net increase in cash | | (13,125) |
| Cash at beginning of year | | 170,758 |
| Cash at end of year | $ | 157,633 |
| Supplemental cash flow disclosures: | | |
| Income tax payments | $ | - |
| Interest payments | $ | - |
| Supplemental disclosure of non-cash investing and financing activities: | | |
| Capital contribution | $ | 6,602 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

**FIRST WILSHIRE SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013**

| | | |
|---|---|---|
| Common Stock | | |
| Balance at beginning of year | $ | 15,000 |
| Sale of common stock | | - |
| Balance at end of year | | 15,000 |
| Additional paid in capital | | |
| Balance at beginning of year | | 223,866 |
| Contibution to paid in capital | | 6,602 |
| Balance at end of year | | 230,468 |
| Accumulated deficit | | |
| Balance at beginning of year | | 21,089 |
| Net income for year | | 197,658 |
| Distributions from accumulated earnings | | (320,000) |
| Balance at end of year | | (101,253) |
| Total Equity | $ | 144,215 |

See Accompanying Independent Auditor's Report and Notes to Financial Statements

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on May 24, 2012.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates, and those might be material.

Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of September 30, 2013, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes
The Company utilizes FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740). When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

At September 30, 2013, the Company had not taken any significant uncertain tax positions on its tax returns for 2012 and prior years or in computing its tax provision.

Investments
Investments that were held during the year ended September 30, 2013 consisted of mutual funds and common shares of U.S. publicly traded companies.

Investments were comprised of the following at September 30, 2013:

| Type of Investments | Cost | Fair Market Value |
|---|---|---|
| Common Shares | $ 857 | $ 4,675 |
| Money Market | 65,000 | 65,000 |
| Total | $ 65,857 | $ 69,675 |

Customer Transactions
The Company does not hold inventory or funds for customers.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2013, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2013, the Company had net capital requirements of $50,000 and net capital of approximately $141,712.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F – Related Party Transactions

The Company is a wholly owned subsidiary of First Wilshire Securities Management, Inc. As of September 30, 2013, the Company paid $307,711 in operating expenses for shared operating expenses to First Wilshire Securities Management, Inc.

Note G - Income Tax Provision

At September 30, 2013, the Company has made tax provisions of $97,866 for Federal and $28,506 for California State Franchise Tax.

Note H – Subsequent Event

The Company has evaluated subsequent events through November 13, 2013 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

## SUPPLEMENTAL SCHEDULES

**FIRST WILSHIRE SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL**
**AND AGGREGATE INDEBTEDNESS**

**SCHEDULE I**

| | | |
|---|---|---|
| EQUITY - FISCAL YEAR END | $ | 144,215 |
| Less Non Allowable Assets | | - |
| Total Non Allowable Assets | | - |
| Less Haircuts | | 2,503 |
| NET CAPITAL | $ | 141,712 |
| Total Liabilities | | 165,162 |
| Aggregated Indebtedness | | 165,162 |
| Net Capital Required | | 50,000 |
| Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness) | | 11,016 |
| Minimum Dollar Requirement | | 50,000 |
| Net Capital Requirement (greater of the two) | | 50,000 |
| Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness) | $ | 125,196 |

See Accompanying Independent Auditor's Report and Notes

**FIRST WILSHIRE SECURITIES, INC.**
**RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II**

**SCHEDULE II**

| | | |
|---|---|---|
| NET CAPITAL PER FOCUS II REPORT | $ | 266,747 |
| Increase in additional paid in capital | | 6,602 |
| Decrease in income due to audit adjustments | | (131,637) |
| NET CAPITAL | $ | 141,712 |

| | | |
|---|---|---|
| RECONCILIATION OF AUDIT ADJUSTMENTS: | | |
| Increase in accrued expenses | $ | (4,500) |
| Increase in income tax provision | | (126,372) |
| Increase in payables | | (765) |
| Decrease in income due to audit adjustments | $ | (131,637) |

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.

# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2013

## Schedule III

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

**LICHTER, YU AND ASSOCIATES**
**CERTIFIED PUBLIC ACCOUNTANTS**

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

The Board of Directors
First Wilshire Securities, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities, Inc. as of and for the year ended September 30, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered First Wilshire Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of First Wilshire Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of First Wilshire Securities, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Wilshire Securities, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because [Name of Broker-dealer] does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of First Wilshire Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that First Wilshire Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lubitz, Yu + Associates

November 13, 2013
Encino, California

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
First Wilshire Securities, Inc.
1214 East Green Street, Suite #104
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by First Wilshire Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Wilshire Securities, Inc.'s management is responsible for First Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries and check to be issued in the amount of $765, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2013, see attached "Reconciliation of Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 13, 2013
Encino, California

## FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
## RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

| | | |
|---|---|---|
| Revenue audited: | | |
| Commissions and fees | $ | 927,251 |
| Dividend income | | 98 |
| Unrealized investment loss | | 1,567 |
| Total revenue audited for the fiscal year ended September 30, 2013 | | 928,916 |
| Total revenue reported on Form SIPC-7T | | 928,916 |
| (Over) Under reported | $ | - |

See Accompanying Independent Auditor's Report and Notes

**FIRST WILSHIRE SECURITIES MANAGEMENT, INC.**
**RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T**

| | | |
|---|---|---|
| Adjustments reported on Form SIPC-7T | | |
| Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions | $ | (157,567) |
| Net gain from securities in investment account | | (1,567) |
| Total adjustments reported on Form SIPC-7T | | (159,134) |
| General Ledger Comparison: | | |
| Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions | | 157,567 |
| Net gain from securities in investment account | | 1,567 |
| (Over) Under reported | $ | - |

See Accompanying Independent Auditor's Report and Notes

**FIRST WILSHIRE SECURITIES MANAGEMENT, INC.**
**RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T**

| | | |
|---|---|---|
| Total revenue reported on Form SIPC-7T | $ | 928,916 |
| Total adjustments reported on Form SIPC-7T | | (159,134) |
| SIPC net operating revenues | $ | 769,782 |
| General assessment @ .0025 | $ | 1,924 |
| Amount reported on Form SIPC-7T | $ | 1,924 |
| (Over) Under reported | $ | - |

See Accompanying Independent Auditor's Report and Notes